Michael Lazell

Curriculum Vitae



Private and Confidential

Michael Lazell Curriculum Vitae

I have built a career supporting and contributing to health improvements and provision of service to ensure the community is safe and well. This has been achieved through leadership, management and operational frameworks. I can offer the following skills, capabilities and experience to an organisation:

Leadership

- Extensive experience in the development, coordination and monitoring of service delivery against established key performance criteria.
- Capacity to establish and maintain services through the allocation of resources and personnel
- Experience in the establishment of standard operating procedures and protocols as applied across strategic and operational environments in accordance with government policy
- Ability to evaluate service delivery practices and identify areas for improvement and then through staff deliver service improvements to stakeholders.
- Experience participating in consultation with community stakeholders to gauge client needs and develop appropriate responses and structures

Operational Management

- Practical experience in the management and coordination of personnel responsible for service delivery within an emergency service environment.
- Experience in developing business continuity plans to ensure consistent delivery of outcomes to meet key performance indicators (KPI)
- Capacity to provide major emergency management responses, including the establishment of incident centres
- Experience in coordinating service delivery with a proactive approach that supports staff and focuses on organisational goals.
- Advanced technical knowledge relevant to the application of resources associated with emergency management

Michael Lazell Curriculum Vitae

Professional and Personal Qualities

- Proven and highly competent communicator with the capacity to negotiate, resolve conflict and consult with a range of stakeholders
- Capacity to work as part of a multidisciplinary team structure
- Strong attention to detail and the ability to prioritise tasks with an established decision-making framework, and adjust priorities in response to a dynamic response environment
- Commitment to ongoing learning and professional development
- Successful ability to adapt and change according to organisational need
- Willingness to travel and work away from home and in remote locations
- Able to work at remote sites and accomplish organisational priorities.

Awards and Achievements:
- Awarded Commissioners Star Care Award for Excellence as Communications Officer of the year
- Awarded Assistant Commissioners Commendation for Performance in the Operations Centre during the Blackhawk disaster
- Service in Yasi
- National Service
- National Board of Paramedics Australasia
- State board member PAQ
- Organising committees for International conference
- Judge for National Simulation challenge (qualified and student categories)

Contribution to the profession
- Chaperone for international student experience providing on road placement in international jurisdictions (2016 – current)
- Served on both state and national boards of Paramedics Australasia seeking to provide increased opportunity for paramedics to improve knowledge and professionalism.

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Michael Lazell Curriculum Vitae

Tertiary Qualifications

- Bachelor in Health Science (paramedic)
  Queensland University of Technology
- Graduate Certificate Public Sector Management (Central Queensland University)
- Diploma of Emergency Management (EMA) (Current Study)
  Emergency Management Australia
- Associate Diploma of Health Science (Queensland Ambulance Service)

Certificates

- Positive Workplaces Education in Leadership and Organisational Management
- Organisational Behaviour (Central Queensland University)
- Managerial Communication (Central Queensland University)
- Information Systems (Central Queensland University)

Training

- Introduction to Disaster Management (EMA)
- Australasian Inter Service Incident Management System (EMA)
- Joint Emergency Service Training (Command and Control)
- Cultural Awareness (Department of Emergency Services)
- In Service Continuing Education Program modules 1 and 2
- Media Management at a major incident (PUACOM009B) (EMA
- Coordinate resources within a multi-agency emergency response (PUAOPE008B) (EMA)
- Advanced Multi-Casualty Management
- Certified emergency medical dispatcher

Licence

- "MR and R" Class Tasmanian Drivers Licence

Michael Lazell Curriculum Vitae

2016- Current: **Australian Red Cross Blood Service**
Donor Centre Manager (Hobart and Launceston)
Scope: Responsible for leading the team within a Donor Centre to provide the best possible donor experience, whilst managing the operational activities to ensure key performance indicators are met.

Duties:
- Lead a team of professionals to deliver efficient and effective service delivery.
- Manage budget across all aspects of Donor Centre operations.
- Analyse and interpret financial data, review centre performance and factors that contribute to achieving organisation goals including providing the best possible donor experience.
- Ensure key performance indicators are achieved through collaborative team work.
- Work independently with minimal supervision.
- Ability to liaise within a nationwide organisation, as well as one on one dialogue with staff and donors.
- Take action to ensure success and deliver results in a service centric environment that supports staff .

1980 – 2016   **Queensland Ambulance Service**

2010 – 2016   **Operations Centre Superintendent Northern Region (Townsville)**

Scope: Responsible for the complete strategic, operational and performance management of the operations centre to distribute resources and personnel in response to community need and complying with government/ organisational policy

Duties:

- Develop internal practices, procedures and service delivery mechanisms to ensure the effective distribution of resources
- Lead and manage all aspects of operations and performance within the Operations Centre
- Monitor outcomes against performance targets and provide feedback on changes
- Support supervisory staff to maintain service delivery functions

- Review and assess the entire process from initial call cycles to the completion of works
- Analyse critical points throughout the call cycles and distribution of resources to determine performance
- Establish and monitor procedures for responses to incoming calls regardless of type or urgency
- Take an active role in the coordination and management of responses to major emergency situations and events
- Support the establishment of a major emergency response coordination point

External Engagement:

- Participated in national paramedic registration debate as a national board director of Paramedics Australasia 2009-2015
- Vice President Queensland chapter Paramedics Australasia.
- International speaker at Asia Navigator held in Kuala Lumpur for the International Academy of Emergency Dispatch, speaking about preparation and service delivery during Cyclone YASI.

Achievements

- Awarded medal for service during severe tropical storm YASI
- Awarded Commissioners Star Care Award for Excellence as Communications Officer of the year
- Awarded Assistant Commissioners Commendation for Performance in the Operations Centre during the Blackhawk disaster

2013 – 2016   **Auxiliary Fire Fighter**

- Provide support to local emergency services and provide fire suppression in the surrounding areas to the township of Giru as well as support when required to Townsville fire fighting situations.

2011 – 2012　　　**Regional Director Operations (Relief)**

<u>Scope:</u> Responsible directly to the Assistant Commissioner for the complete operational, strategic and performance management of ambulance services throughout the region

<u>Duties:</u>
- Analyse data from a range of sources and ensure compliance with expected key performance management
- Monitor outcomes in relation to indicators, such as response times, budget and staffing levels
- Monitor the application of procedures and protocols to ensure compliant and reactive service delivery
- Deliver staffing and personnel at a strategic level in order to meet community needs and monitor rosters
- Provide performance management and supervision to Area Directors
- Identify trends and staff movements matched to operational needs
- Assess the allocation of resources, such as vehicles and adjust according to needs
- Analyse the expected community demand and ensure a proactive approach to personnel and resource allocation
- Negotiate with Queensland Government on the allocation of resources
- Interact extensively with Queensland Health to create a cohesive and appropriate service delivery model in each location
- Resolve complex issues and problems with external stakeholders
- Implement strategies and initiatives as directed by the Assistant Commissioner
- Investigate clinical variations and make adjustments to operating protocols and procedures
- Receive and review reports on a daily basis
- Implement strategies and practices to ensure the capability for services to respond to major incidents
- Review and evaluate responses to emergency incidents

Michael Lazell Curriculum Vitae

2011   **Area Director Northern Region Coastal (Relief)**

Scope: Provide practical, operational and strategic support to Officers in Charge of ambulance stations for a defined region

Duties:
- Participate in planning and implementing staffing and associated rosters to meet expected demand
- Work closely with the Regional Director of Operations to manage the allocation of personnel and resources
- Assist in procuring resources and equipment
- Identify minor maintenance and capital works programs
- Develop and implement business continuity plans
- Work with Officers in Charge to develop a risk matrix for particular stations based on local issues
- Implement and negotiate personnel development plans
- Review and assess operational plans for each station
- Analyse specific incidents and responses to determine compliance with standards and rectify issues
- Provide extensive human resource management

2010   **Communications Centre Supervisor South East Region**

Scope: Directly supervise a team engaged in the receipt of calls from community members requiring assistance

Duties:
- Provide the training, resources and support to team members receiving calls in a stressful and challenging environment
- Review and assess key performance indicators relating to answering calls and the distribution of information
- Assess the dispatch of personnel and resources
- Listen to emergency calls and provide support and assistance where necessary
- Prepare routine and specific reports for Regional Managers
- Create a supportive team environment to assist with personnel processing stressful and unpleasant information or situations
- Deliver training to enable team members to gather the correct information and distribute appropriately through internal systems

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Additional Responsibilities:
- Director on national board of Paramedics Australasia, peak professional; body representing paramedics across Australia and New Zealand, responsible for profession strategic direction in the progressing of paramedics towards national registration
- Attended EMS Today Baltimore and visit operations and training facilities of various US EMS Agencies

2009   **Special Operations Coordinator (Relief)**

Scope: Responsible for the coordination of Queensland Ambulance support to major events throughout the community

Duties:
- Represent Queensland ambulance at major sporting, musical and community events
- Provide complete analysis and leadership in the allocation of resources and personnel to match event requirements
- Develop operational plans, including negotiation with a range of external stakeholders
- Develop procedures and risk management plans to suit specific events
- Work closely with other emergency services to ensure a coordinated approach

Achievements:
- Successfully trialled Digital Radio Network for the V8 races and Schoolies on the Gold Coast

2008   **Communications Supervisor South East Region**

Additional Responsibilities:
- Executive Member of the Queensland Board of the Australian College of Ambulance Professionals supporting operational delivery of Pre-Hospital Emergency Care to the communities of South East Queensland

Michael Lazell Curriculum Vitae

2007	**Manager Operational Support (Relief)**

Duties:
- Responsible for the provision of maintenance, support and assistance to existing and new assets for the organisation
- Develop and implement business cases for buildings and renovations

2007	**Acting Special Operations Coordinator**

Achievements:
- Completed remote CAD project for major events. This has been utilised for all major events on the Gold Coast where the major incident room is activated, including the Gold Coast Indy Race, Gold Coast Marathon and the annual Schoolies event

2007	**Professional Visit** **Emergency Operations Centres in USA**

- Visit and review six Coordination Centres across the USA
- Attend EMS Today, providing reports to the Assistant Commissioner of the south east region and the Commissioner of the Queensland Ambulance

1980 – 2006	**Major Roles**

- Area Director Beenleigh Area of South East Region (Relief) 2006
- Special Operations Coordinator (Relief) 2006
- Communications Supervisor South East Region 2004 – 2006
- Regional Manager Communications Far Northern Region 2003
- Communications Supervisor Cairns 2000 – 2003
- Officer in Charge Boyne Island 1996 – 2000
- Communications Supervisor Townsville (Relief) 1995 – 1996
- Sector Coordinator, Townsville and Mount Isa 1994 – 1995
- Staff Support Officer Northern Region 1994
- Acting OIC Mount Isa 1993 – 1994
- Communications Supervisor Mount Isa 1990 -1993
- Senior Ambulance Officer Rockhampton 1986 - 1990
- Ambulance Officer Cairns 1980 – 1986

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Referees

Referees can be supplied upon request